Filed by The J. M. Smucker Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: The Procter & Gamble Company
Commission File No.: 001-00434
Fourth Quarter Fiscal Year 2008
Conference Call Script

OPERATOR:
Good morning and welcome ladies and gentlemen to The J. M. Smucker Company’s fourth quarter 2008 earnings conference call. At this time I would like to inform you that this conference is being recorded and that all participants are in a “listen only” mode.
At the request of the company, we will open the conference up for questions and answers after the presentation. I will now turn the conference call over to Mr. Mark Belgya. Please go ahead sir.
MARK BELGYA:
Good morning everyone and welcome to The J. M. Smucker Company’s fourth quarter 2008 earnings conference call. I am the Company’s chief financial officer. Thank you for joining us this morning.
Also on the call from the Company are:
•	Tim Smucker, chairman and co-CEO;
•	Richard Smucker, president and co-CEO;
•	Vince Byrd, senior vice president, consumer market;
•	Steve Oakland, vice president and general manager, consumer oils and baking;
•	Mark Smucker, vice president, international; and
•	Paul Smucker Wagstaff, vice president, foodservice and beverage markets.

Fourth Quarter Fiscal Year 2008
Conference Call Script

After this brief introduction, I will turn the call over to Tim for opening comments. I will then review the financial results for the quarter, and Richard will comment on our recent Folgers’ announcement, provide an overview of 2009 and offer closing remarks. At the conclusion of these comments, we will be available to answer your questions.
If you have not seen our press release, it is available on our web site at smuckers.com. A replay of this call is available on the web site in downloadable MP3 format. If you have any follow-up questions or comments after today’s call, please feel free to contact me or Sonal Robinson, Director of Corporate Finance and Investor Relations.
I would like to remind you that certain statements in this presentation and during the question and answer period that follows may relate to future events and expectations, and as such, constitute forward-looking statements within the meaning of the Private Securities Legislation Reform Act of 1995. I invite you to read the full disclosure statement concerning such forward-looking statements in the press release.
I also want to point out that the Company uses non-GAAP results for the purpose of evaluating performance internally. Additional discussion on non-GAAP information is also detailed in our press release.

Fourth Quarter Fiscal Year 2008
Conference Call Script

With that, I’ll turn the call over to Tim.
TIM SMUCKER:
Thank you, Mark. Good morning everyone and thank you for joining us. I would like to begin by summarizing the key highlights for the year:
•	First, we concluded another record year, with sales up 18 percent and earnings per share up 9 percent, both ahead of our strategic goals, despite an unprecedented cost environment. Also, our compound annual growth rate for the ten years is 9.6 percent and for the past five years is 8 percent, which exceeds and achieves, respectively, our long-term growth guidance.
•	Second, we continued to focus on our strategy of owning number one brands in North America, making a number of complementary acquisitions;
•	Third, we continued to support our brands with marketing investment up 16 percent for the year and the introduction of 30 new products;
•	And finally, we repurchased approximately 5 percent of our shares, returning value to our shareholders.
As you know, on June 4, we announced an agreement with Procter and Gamble to merge the Folgers coffee business into the Smucker Company. The Smucker family of brands is a trusted part of everyday meals, casual get-togethers and special occasions — all of which foster

Fourth Quarter Fiscal Year 2008
Conference Call Script

family connections and lasting memories. Folgers has a long tradition of being part of memorable meals and is an excellent fit in our family of brands. We are eager to welcome the Folgers brands and employees into the Smucker Company.
While we look forward to completing the Folgers transaction in the fall, we acquired a number of businesses and brands during fiscal 2008 that continued to strengthen our presence in the center of the store.
•	We increased our prominence in the baking aisle with the acquisition of Eagle, the largest producer of sweetened condensed and evaporated milk in North America, and the addition of the Carnation canned milk products business in Canada;
•	We also expanded our presence in the freezer aisle of the Canadian market with the addition of Europe’s Best, the number one brand of premium, all natural frozen fruit in Canada. Carnation and Europe’s Best joined our already strong portfolio of brands, becoming our seventh and eighth number one brands in Canada; and
•	Shortly after the year ended, we acquired the highly recognized Knott’s Berry Farm brand, a producer and marketer of high quality jams, jellies, preserves and gift boxes in the U.S.
New products are another important component of our growth strategy. We continually seek to understand consumers’ needs and then respond with products that are “good and good for you,” “easy for you,” and that “make you smile.” With this strategic architecture

Fourth Quarter Fiscal Year 2008
Conference Call Script

guiding our product development, the Smucker family of brands provides consumers with high quality products they know they can trust. Here is an update on some of these recent introductions:
•	We extended the Jif brand to the snack nuts category. Currently we are in test markets in the central United States and response has been encouraging. Our new television advertising reminds snack nut consumers, “We have to be choosy. We’re Jif.”
•	The addition of Crisco olive oil offers consumers a trusted brand in the “good for you” olive oil category. Due to the success in our rollout markets, we continue to move towards national distribution. New packaging has been created for the product, along with a new media campaign which will be aired this fall to support the expanded distribution.
•	In addition to Crisco olive oil, our recent introduction of Crisco Puritan canola oil with Omega 3 DHA gives consumers yet another smart choice.
•	Other better-for-you alternatives include Pillsbury Reduced Sugar cake mixes, frostings and brownies and Martha White whole-grain muffins.
•	We have also extended the reach of our Hungry Jack brand with new products that offer consumers greater convenience. We are currently testing Hungry Jack refrigerated potatoes, Hungry Jack frozen biscuits and Hungry Jack Snack’n Waffles ready-to-eat waffles.

Fourth Quarter Fiscal Year 2008
Conference Call Script

We believe these new products are in-line with consumer demand and provide opportunities for growth.
Looking at other activities during 2008, we consolidated to a single North American systems platform and implemented a best-in-class trade marketing system. In addition, we achieved a major milestone in our go-to-market strategy. In January, we appointed Advantage Sales and Marketing as our single national broker for all of our grocery business in the U.S. Retail segment. The transition was completed in the fourth quarter and will help us further improve customer service, realize a number of near-term efficiencies, and position us for future growth. In addition, after Procter & Gamble made the decision to separate Folgers, they appointed Advantage as the broker for that business. Advantage has been preparing to assume responsibility for the business which should further facilitate a smooth go-to-market transition and integration.
Our acquisitions, new product development, and other initiatives represent an investment of time, money and people. We would not be able to achieve the success we have without our talented and dedicated employees, who continue to focus on our core business, while embracing change as we grow. We look forward to the addition of the Folgers business and to welcoming Folgers employees to the Smucker family. We are confident our strategy will result in long-term profitable growth.

Fourth Quarter Fiscal Year 2008
Conference Call Script

I would now like to turn the call back to Mark to have him review the financial results.
MARK BELGYA
Thank you, Tim.
Sales were up 20 percent for the quarter with the acquisitions of Eagle, Carnation and Europe’s Best contributing approximately 60 percent of the gain, while price increases accounted for the majority of the remainder. These gains were partially offset by volume declines in baking and peanut butter. Favorable exchange rates also contributed.
GAAP earnings per share were $0.67 this quarter and $0.75 in the fourth quarter of last year, including restructuring and merger and integration costs, which were primarily Eagle related. Excluding these charges in both years, earnings per share were $0.73 this quarter and $0.75 in last year’s quarter. Last year’s fourth quarter benefited from sales of approximately $15 million and earnings of $0.08 per share due to the withdrawal of a peanut butter competitor during that period. While this situation increased the volatility of the peanut butter category over the last fifteen months, it’s important to note that Jif’s volume has increased 11 percent and net sales have increased 18 percent over the past two years, demonstrating the strength of the brand.

Fourth Quarter Fiscal Year 2008
Conference Call Script

Operating income decreased almost $3 million for the quarter, excluding charges, and declined as a percent of sales from 14.1 percent to 11.3 percent.
Gross margin, excluding charges, declined to 31.1 percent this year from an unusually high 36.5 percent last year. The impact of higher raw material costs, predominantly the record levels for soybean oil and wheat, was the primary cause of the decline. While pricing actions were taken that essentially offset higher commodity costs, the timing of the pricing lagged the costs increases, and the magnitude of the price increases were not sufficient to maintain profit margins.
Gross margins in the quarter were also negatively impacted by the addition of the lower-margin Eagle business. The magnitude of the increase in milk costs, and an unfavorable sales mix, contributed to Eagle’s lower-than-average gross margins. In the coming year, we anticipate Eagle’s margins to be more in-line with their historical levels.
For fiscal 2009, excluding Folgers, we expect raw material costs to increase an additional $150 million over 2008 with soybean oil, wheat, peanuts, and certain fruits accounting for the majority of the increase. Additional price increases taken or planned for 2009, along with the full year impact of pricing actions taken during 2008 are expected to offset these cost increases.

Fourth Quarter Fiscal Year 2008
Conference Call Script

SD&A as a percent of sales once again declined, from 22.2 percent to 20.3 percent, helping to somewhat offset the gross margin impact. In-line with our brand-building efforts, marketing costs increased 13 percent compared to last year, and nearly 18 percent, specific to our retail business in the U.S. and Canada, but corporate overhead expenses increased only 5.5 percent leading to an overall decline in SD&A as a percent of sales. For 2009, we expect to increase marketing investments on the base Smucker business by more than 20 percent over last year, primarily in support of the continued rollout of Crisco Olive Oil.
Included in the quarter results is a net insurance settlement of approximately $4 million or $0.05 per share, related to storm damage at our third-party distribution center in Memphis, Tennessee. This amount is reported in “other operating income/expense, net,” a new line item on the income statement. Previously, similar type gains and losses, including those on disposition of assets, were reported below operating income and have been reclassified to this line item.
Now turning to segment results, sales in our U.S. retail segment were up 15 percent in the fourth quarter. Excluding the addition of Eagle, sales for the segment were up 5 percent. Sales in the consumer area were up 5 percent primarily in Smuckers fruit spreads and Uncrustables, and Hungry Jack potatoes, pancakes, and syrups. Sales

Fourth Quarter Fiscal Year 2008
Conference Call Script

of Uncrustables through all channels increased 21 percent in 2008, and exceeded $100 million.
Sales in the oils and baking business increased 6 percent, excluding Eagle, compared to last year. Volume and pricing gains in oils more than offset declines in baking ingredients and mixes.
In the special markets segment, sales were $171 million for the quarter, up 34 percent. Canada contributed two-thirds of the increase, primarily due to the impact of the acquired Eagle, Carnation and Europe’s Best businesses, and favorable exchange rates. Foodservice was up 8 percent, excluding Eagle, with gains in both the traditional and schools channels. Sales in our beverage business were up 16 percent compared to last year.
The effective tax rate declined from 35.3 percent in last year’s fourth quarter to 30.0 percent this year primarily due to a lower state tax rate resulting from the favorable resolution of certain state tax contingencies. The full year effective tax rate of 33.1 percent was in-line with our estimate provided last quarter. In 2009, we expect the effective tax rate to remain favorable to the statutory rate at approximately 33 percent, again excluding the impact of Folgers.
During the quarter, we repurchased approximately 1.3 million shares at a cost of about $66 million. This included 1 million shares acquired

Fourth Quarter Fiscal Year 2008
Conference Call Script

as part of a 10b5-1 plan. For the full year, we repurchased 2.9 million shares at a total cost of $152 million. Adding $68 million paid in dividends, we returned approximately $220 million to shareholders during fiscal 2008.
With the transaction structure of the Folgers merger, we will be restricted in our ability to repurchase shares for two years after the closing of the transaction. We believe that share repurchase is an attractive alternative for delivering value to our shareholders and will consider future actions once the two year limitation expires.
I would now like to turn the call over to Richard.
RICHARD SMUCKER:
Thank you, Mark, and good morning everyone.
With another record year in 2008, I’d like to join Tim in recognizing our employees who made this possible. We know that their dedicated support will enable us to continue to generate strong performance in the years to come.
We look forward to welcoming a new group of talented employees into our Company when we complete the Folgers merger. This transaction brings one of America’s best-known brands into the Smucker family of brands, and allows us to offer consumers yet another number one

Fourth Quarter Fiscal Year 2008
Conference Call Script

brand in a key category. Folgers has a rich heritage, high quality product offerings, and strong consumer loyalty. Over the years, Folgers has created some of the most memorable marketing and advertising messages, including the well-known tagline “the best part of wakin’ up is Folgers in your cup.” And whether it’s waking up with a freshly brewed cup of Folgers coffee with Hungry Jack pancakes or Smucker’s jam on a piece of toast, or ending your day with Folgers coffee and a slice of Pillsbury cake, these brands are a great fit together, with many opportunities for multi-brand marketing events.
Folgers is an excellent fit strategically.
•	As the number one retail packaged coffee brand in the U.S., it is clearly aligned with our strategy to own and market number one food brands in North America.
•	Folgers is more than a $1 billion brand — our first — and is our tenth number one brand.
•	This powerful combination provides increased size and scale that will benefit all of our businesses.
•	The transaction is financially compelling — accretive to earnings on a full year basis, and increasing sales to almost $5 billion in the first full year. We also expect margins to expand and cash flow to increase significantly.
To briefly summarize the transaction:
•	It will be structured as an all-stock reverse Morris Trust transaction.

Fourth Quarter Fiscal Year 2008
Conference Call Script

•	Procter & Gamble shareholders will own approximately 53.5 percent of the combined company. At the completion of the transaction we will have approximately 118 million shares outstanding.
•	Prior to the merger, Smucker shareholders as of a record date planned in September will receive a special dividend of $5 per share. This dividend recognizes the loyalty of the Smuckers shareholders and provides an immediate return of approximately 10 percent, in addition to the added strategic value of the merger on their investment in Smucker.
•	As part of the transaction, Folgers will incur $350 million of debt which will be assumed by Smucker after the transaction. We expect our total debt to increase by approximately $650 million, but we will have a stronger balance sheet with debt-to-EBITDA below two times.
Assuming the transaction closes early in the fourth quarter of calendar 2008, we expect fiscal 2009 sales of approximately $3.8 to $4.0 billion and earnings per share of approximately $3.45 to $3.50, excluding one-time costs associated with the transaction.
Longer-term, we are committed to a strategic net sales growth rate of 6 percent, with acquisitions continuing to play a key role, and an earnings per share growth rate of 8 percent or better.

Fourth Quarter Fiscal Year 2008
Conference Call Script

There has been a great deal of activity since the announcement. Tim, Vince, and I have met with Folgers management, and together we have visited all of the Folgers locations to meet the employees, conduct employee communications, and tour the facilities. The passion for Folgers was evident at each location. These meetings have only enhanced our enthusiasm for the business and its fit with Smucker. Together we have great opportunities to continue to build a business with unparalleled brands and returns.
We look forward to completing the transaction, which brings significant value to current and future Smucker shareholders. We will continue to manage for the long-term and are confident that our investments in new brands and businesses will continue to provide long-term profitable growth.
To summarize the year:
•	First, we completed another record year in terms of financial performance;
•	Second, we welcomed several new leading brands to the Smucker Company that will provide growth opportunities in new categories;
•	Third, we added to shareholder return by continuing our strong dividend policy and repurchasing approximately 5 percent of our shares outstanding;

Fourth Quarter Fiscal Year 2008
Conference Call Script

•	Fourth, our pricing moves have finally caught up with our costs increases and we are beginning fiscal 2009 with strong top- and bottom-line momentum; and
•	Finally, we have positioned ourselves for substantial future growth with the announcement of the Folgers transaction.
We thank you for your time and now will be happy to answer your questions.
OPERATOR:
Thank you gentlemen. The question and answer session will begin at this time. If you are using a speakerphone, please pick up the handset before pressing any numbers. Should you have a question, please press *1 on your push button telephone. If you wish to withdraw your question, please press *2. Please stand by for the first question. Our first question comes from                      of                     . Please state your question Sir/Ma’am.
QUESTION AND ANSWER PERIOD
OPERATOR:
Gentlemen, I will now turn the conference call back to you to conclude.

Fourth Quarter Fiscal Year 2008
Conference Call Script

TIM SMUCKER:
Again, thank you for your time and interest in participating in our conference call this morning. Have a great day.
OPERATOR:
Ladies and Gentlemen, if you wish to access the rebroadcast after this live call you may do so by dialing 1-888-203-1112 or 1-719-457-0820 with a pass code of 7462309 or by accessing the website for a downloadable MP3 format. This concludes our conference call for today. Thank you all for participating and have a nice day. All parties may now disconnect.
The J. M. Smucker Company Forward-Looking Language
This document contains forward-looking statements, including statements regarding estimates of future earnings and cash flows that are subject to risks and uncertainties that could cause actual results to differ materially. Uncertainties that could affect actual results include, but are not limited to: general economic conditions in the U.S.; the volatility of commodity markets from which raw materials are procured and the related impact on costs; crude oil price trends and its impact on transportation, energy, and packaging costs; the ability to successfully implement price changes; the success and cost of introducing new products and the competitive response; the success and cost of marketing and sales programs and strategies intended to promote growth in the Company’s businesses; general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; the concentration of certain of the

Fourth Quarter Fiscal Year 2008
Conference Call Script

Company’s businesses with key customers and the ability to manage and maintain key customer, supplier, and employee relationships; the loss of significant customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer; the ability of the Company to obtain any required financing; the timing and amount of capital expenditures, restructuring, and merger and integration costs; the outcome of current and future tax examinations and other tax matters, and their related impact on the Company’s tax positions; the ability of the Company to obtain regulatory and shareholders’ approval of the Folgers merger without unexpected delays or conditions; the ability of the Company to integrate acquired and merged businesses in a timely and cost effective manner; the ability to achieve synergies and cost savings in the amounts and within the time frames anticipated; foreign currency and interest rate fluctuations; the timing and cost of acquiring common shares under the Company’s share repurchase authorization; and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in the respective reports filed by the Company with the Securities and Exchange Commission, including Forms 10-Q, 10-K, and 8-K.
Additional Information
In connection with the proposed transaction between Smucker and P&G, Smucker will file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) registering the

Fourth Quarter Fiscal Year 2008
Conference Call Script

common shares to be issued to P&G shareholders in connection with the Folgers transaction and will also file a proxy statement with the SEC that will be sent to the shareholders of Smucker. Shareholders are urged to read the proxy statement and the prospectus included in the registration statement and any other relevant documents when they become available, because they will contain important information about Smucker, Folgers and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents (when they are available) can also be obtained free of charge from Smucker upon written request to The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838, or from P&G upon written request to The Procter & Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.
This communication is not a solicitation of a proxy from any security holder of Smucker. However, P&G, Smucker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of The J. M. Smucker Company may be found in its 2007 Annual Report on Form 10-K filed with the SEC on June 26, 2007, and its definitive proxy

Fourth Quarter Fiscal Year 2008
Conference Call Script

statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on July 9, 2007. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2007 Annual Report on Form 10-K filed with the SEC on August 28, 2007, and its definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on August 28, 2007.